SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No.  1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Esperion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16934W106

(CUSIP Number)

Larry Randall

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. Alta Partners VIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,623,426 (a)

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 2,623,426 (a)

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,623,426 (a)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 13.3% (b)

(14)	Type of Reporting Person PN

(a)         Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 2,552,189 shares of common stock (“Common Stock”) and 71,237 shares of Common Stock issuable upon exercise of warrants (“Common Stock Warrants”) of Esperion Therapeutics, Inc. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”), and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock.

(b)         The percentage set forth in row (13) is based on 19,695,003 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus supplement dated October 15, 2014, filed with the SEC on October 16, 2014

(1)	Names of Reporting Persons. Alta Partners Management VIII, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 2,623,426 (c)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 2,623,426 (c)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,623,426(c)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 13.3% (d)

(14)	Type of Reporting Person OO

(c)          APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock and the shares of Common Stock issuable upon the exercise of the Common Stock Warrants held by AP VIII.

(d)         The percentage set forth in row (13) is based on 19,695,003 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus supplement dated October 15, 2014, filed with the SEC on October 16, 2014.

(1)	Names of Reporting Persons. Farah Champsi

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 2,623,426 (e)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 2,623,426 (e)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,623,426 (e)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 13.3% (f)

(14)	Type of Reporting Person IN

(e) Champsi is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(f) The percentage set forth in row (13) is based on 19,695,003 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus supplement dated October 15, 2014, filed with the SEC on October 16, 2014.

(1)	Names of Reporting Persons. Daniel Janney

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 21,471 (g)

	(8)	Shared Voting Power 2,623,426(h)

	(9)	Sole Dispositive Power [11,928] (g)

	(10)	Shared Dispositive Power: 2,623,426(h)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,897(g)(h)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 13.4% (i)

(14)	Type of Reporting Person IN

(g) Represents shares of Common Stock issuable upon exercise of a stock option held by Janney. The option, which is exercisable for 21,471 shares of Common Stock, was granted on April 11, 2013.  The option is immediately exercisable in full, but the shares issuable upon exercise of the option vest in 36 equal monthly installments from the date of option grant.  Any unvested shares acquired upon exercise of the option may not be sold until after they vest.  Accordingly, Janney has sole voting power over all 21,471 shares subject to the option and he has sole dispositive power over [11,928] shares subject to the option, which represents the number of shares that are currently vested or that will vest over the 60 days following the date hereof.

(h) Janney is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(i) The percentage set forth in row (13) is based on 19,695,003 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus supplement dated October 15, 2014, filed with the SEC on October 16, 2014.

(1)	Names of Reporting Persons. Guy Nohra

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 2,623,426(j)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 2,623,426(j)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,623,426(j)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 13.3% (k)

(14)	Type of Reporting Person IN

(j) Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(k) The percentage set forth in row (13) is based on 19,695,003 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus supplement dated October 15, 2014, filed with the SEC on October 16, 2014.

Item 1.                                                         Security and Issuer.

This Amendment No. 1 to Schedule 13D s being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Esperion Therapeutics, Inc., a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on July 11, 2013 (the “Original Schedule 13D”).  This Amendment is triggered by the purchase by AP VIII in the Follow-On Offering (as defined below), and the resulting changes in the Reporting Persons’ beneficial ownership of the Issuer’s common stock.  The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

The principal executive office of the Issuer is located at 46701 Commerce Center Drive, Plymouth, MI 48170. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On October 21, 2014, AP VIII purchased 500,000 shares of Common Stock in an underwritten public offering of the Issuer (the “Follow-On Offering”).  The aggregate purchase price of the shares purchased by AP VIII was $10,000,000.  AP VIII received the funds used to purchase the common stock from capital contributions made to AP VIII by its partners for investment purposes.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 As of October 21, 2014, AP VIII directly held 2,552,189 shares of Common Stock and Common Stock Warrants exercisable for 71,237 shares of Common Stock, representing 13.3% of the Issuer’s outstanding Common Stock as of such date.  As the general partner of AP VIII, APM VIII beneficially owned an aggregate of 2,552,189 shares of Common Stock and Common Stock Warrants exercisable for 71,237 shares of Common Stock, representing 13.3% of the Issuer’s Common Stock outstanding as of such date. Each of Champsi and Nohra beneficially owned 2,552,189 shares of Common Stock and Common Stock Warrants exercisable for 71,237 shares of Common Stock, representing 13.3% of the Issuer’s outstanding Common Stock as of such date.  Janney beneficially owned 2,552,189 shares of Common Stock, Common Stock Warrants exercisable for 71,237 shares of Common Stock and stock options exercisable for 21,471 shares of Common Stock, representing 13.4% of the Issuer’s outstanding Common Stock as of such date. The percentages set forth in this Item 5 are based on 19,695,003 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus supplement dated October 15, 2014, filed with the SEC on October 16, 2014.

(b)                                 AP VIII has sole voting and dispositive control over 2,552,189 shares of Common Stock and 71,237 shares of Common Stock issuable upon exercise of the Common Stock Warrants.  Janney has sole voting control over 21,471 shares of Common Stock issuable upon exercise of stock options and sole dispositive power over 11,928 shares of Common Stock issuable upon exercise of stock options.  None of the other Reporting Persons owns any securities of the Issuer directly. APM VIII, as the general partner of AP VIII, shares the power to direct the voting and disposition of the 2,623,426 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares beneficially owned by AP VIII. By virtue of their positions as managing directors of APM VIII, each Managing Director may be deemed to share the power to direct the disposition and vote of the 2,623,426 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares of Common Stock beneficially owned by such entities.

(c)                                  Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

Lock-up Agreement

In connection with the Follow-On Offering, the Issuer along with its directors (including Janney) and executive officers, entered into a lock-up agreement and agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Issuer’s Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Issuer’s Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Issuer’s Common Stock, whether any of the transactions are to be settled by delivery of the Issuer’s Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, for a period of 90 days after October 15, 2014. In addition, certain of the Issuer’s existing stockholders (including AP VIII) entered into similar lock-up agreements covering a period of 30 days after October 15, 2104.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the form of the lock-up agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit A:                                         Joint Filing Statement.

Exhibit B:                                         Form of Lock-up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 16, 2014).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 22, 2014

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:  October 22, 2014

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra